# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FONAR Corporation, CIK 0000355019
CUSIP: 344437405
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 110 Marcus Drive, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 06/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001528022

## Reporting persons
- Andrew Berger: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 439,318; sole dispositive power 0; shared dispositive power 439,318; aggregate amount beneficially owned 439,318 (7.1% of the class)
- AB Value Management LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 0; shared voting power 439,318; sole dispositive power 0; shared dispositive power 439,318; aggregate amount beneficially owned 439,318 (7.1% of the class)
- AB Value Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 439,318; sole dispositive power 0; shared dispositive power 439,318; aggregate amount beneficially owned 439,318 (7.1% of the class)

## Item 1. Issuer
Name of issuer: FONAR Corporation
Address of issuer's principal executive offices: 110 Marcus Drive, Melville, NY 11747

## Item 2. Person Filing
Name of person filing: (i) AB Value Partners, LP ("Partners"), State of Delaware (ii) AB Value Management LLC ("Management"), State of New Jersey and (iii) Andrew Berger, United States of America.
Address of principal business office or, if none, residence: Each of the reporting persons' principal business office is located at 208 Lenox Ave., #409, Westfield NJ 07090.
Citizenship: (i) AB Value Partners, LP ("Partners"), State of Delaware (ii) AB Value Management LLC ("Management"), State of New Jersey and (iii) Andrew Berger, United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 439,318
Percent of class: 7.10
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 439,318
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 439,318

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Andrew Berger: /s/ Andrew Berger, Andrew Berger (06/08/2026)
- AB Value Management LLC: /s/ Andrew Berger, Andrew Berger, Manager (06/08/2026)
- AB Value Partners, LP: AB Value Management LLC, Its General Partner (06/08/2026)
- AB Value Partners, LP: /s/ Andrew Berger, Andrew Berger, Manager (06/08/2026)